FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation ("Bema" or the "Company")
Suite 3100, Three Bentall Centre
595 Burrard Street Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change September 28, 2004

Item 3:

News Release

The News Release was disseminated on September 28, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Placer Dome Inc. ("Placer Dome"), Bema Gold Corporation ("Bema") and Arizona Star Resource Corp. ("Arizona") announce they have reached an agreement on certain amendments to the Compania Minera Casale ("CMC") Shareholders' Agreement ("CMC Shareholders' Agreement"). Placer Dome has issued a certificate (Certificate "B") under the Shareholders' Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders' Agreement. Subject to the terms of the Shareholders' Agreement, Placer Dome has up to 15 months to arrange such financing.

Item 5:

Full Description of Material Change

Placer Dome Inc. ("Placer Dome"), Bema Gold Corporation ("Bema") and Arizona Star Resource Corp. ("Arizona") announce they have reached an agreement on certain amendments to the Compania Minera Casale ("CMC") Shareholders' Agreement. CMC is the jointly held (Placer - 51%, Bema - 24%, Arizona Star - 25%) Chilean corporation which owns the Cerro Casale gold-copper project in Chile. Placer Dome has issued a certificate (Certificate "B") under the CMC Shareholders' Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange production financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the CMC Shareholders' Agreement.

Pursuant to the terms of the CMC Shareholders' Agreement, Placer Dome has up to 15 months to arrange such financing.

Placer Dome is required to arrange $1.3 billion in financing, including $200 million in equity on behalf of all partners. Placer Dome is also required to provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior loans. The senior loans are required to be an amount that is not less than 50% of the initial project capital requirements. Any capital requirements exceeding the $1.3 billion of financing provided or arranged by Placer Dome would be required to be funded pro-rata by the partners.

Should financing under the terms of the CMC Shareholders' Agreement not be available on reasonable commercial terms, the project would revert to non-financeable status. In such case Placer Dome's interest in the project would remain intact, with obligations under the CMC Shareholders' Agreement remaining in place. At any time Placer Dome can return the project to its partners if it does not meet Placer Dome's investment requirements.

In the recent amendments to the CMC Shareholders' Agreement, the companies have agreed to certain changes to facilitate financing arrangements for the project and to cause the cash flows to be distributed in a manner consistent with the original intent of the CMC Shareholders' Agreement. The amendments also provide for the option, at Placer Dome's election, to fund the senior loans through Placer Dome's own financing facilities. In return for compensation and as part of the amendments, Placer Dome has agreed to provide support, through the period of the pre-completion guarantee, for metal price hedge contracts required to secure the senior loans.

Item 7:	Omitted Information Not applicable

Item 8:

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice President of Administration, Secretary and General Counsel
Suite 3100, Three Bentall Centre
595 Burrard Street Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Date of Report

DATED at Vancouver, British Columbia, this 6th day of October, 2004.